UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street, 15th Floor

Stamford, CT 06901

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	18

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

  Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 and Schedule H, Line 4a –Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Los Angeles, California

June 25, 2013

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Money market fund	$227,616	$175,121
Mutual funds	119,374,915	102,242,085
Commingled funds	37,600,722	30,129,395
Collective trust	50,472,093	50,420,204
Common stock	23,415,548	23,264,618

Total investments, at fair value	231,090,894	206,231,423

Contributions receivable:
Participant	289,641	271,053
Employer	280,469	230,211

Total contributions receivable	570,110	501,264
Notes receivable from participants	3,153,397	3,325,632
Cash	1,477,759	110,445

Total assets	236,292,160	210,168,764

Liabilities:
Accrued expenses	65,000	58,000

Total liabilities	65,000	58,000

Net assets available for plan benefits, at fair value	236,227,160	210,110,764
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,513,047)	(1,663,706)

Net assets available for plan benefits	$234,714,113	$208,447,058

See accompanying Notes to Financial Statements

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Changes to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$21,666,857	$(9,364,743)
Interest and dividends	4,929,073	3,996,910

Total investment income (loss)	26,595,930	(5,367,833)

Contributions:
Employer	8,495,702	7,347,548
Participant	9,905,129	9,030,844
Rollovers	2,756,508	778,028

Total contributions	21,157,339	17,156,420
Transfer in from plan merger	2,069,786	—

Deductions:
Benefit payments	23,441,300	21,195,490
Administrative expenses	114,700	76,137

Total deductions	23,556,000	21,271,627

Net increase (decrease) in net assets available for plan benefits	26,267,055	(9,483,040)
Net assets available for plan benefits:
Beginning of year	208,447,058	217,930,098

End of year	$234,714,113	$208,447,058

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the Harman International Industries, Incorporated (the “Company” or the “Plan Sponsor”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution savings and profit-sharing plan sponsored by the Company. Employees are eligible to join the Plan immediately as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Participants in the Plan may contribute up to 50 percent of their pre-tax compensation, as defined by the Plan. Participants may change their deferral percentage at any time via the administrator website. The Company may make annual basic contributions equal to three percent of the compensation paid to all eligible participants, and a matching contribution equal to 50 percent of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of six percent per payroll period. In addition, the Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. For the years ended December 31, 2012 and 2011, the Board of Directors did not approve a profit-sharing contribution.

(c)	Excess Contributions

In order to satisfy the relevant nondiscriminatory provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. There were no refundable contributions at December 31, 2012 and 2011.

(d)	Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit-sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s compensation and tax-deferred contribution percentage.

(e)	Vesting

Participants are 100 percent vested in their salary deferral contribution, employer’s basic contribution and rollover contribution accounts, and become vested in profit-sharing and matching contributions at a rate of 25% for each year of service, beginning with the second year of service. A participant is 100% vested after five years of accredited service, upon reaching age 65, or upon death, or disability.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(f)	Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, 19 mutual funds, and 11 commingled funds.

(g)	Notes Receivable from Participants

Participants are permitted to borrow from their accounts subject to limitations set forth in the plan document. These loans are classified as Notes receivable in the Statements of Net Assets Available for Plan Benefits. The loans are generally payable for up to 5 years, except for loans to secure a private residence, which can be payable up to 15 years and bear interest at an interest rate equal to the prime rate as published in the Wall Street Journal in effect on the first business day of the month in which the loan is issued, plus 2%. Principal and interest payments on the loans are deposited into the participants’ accounts, primarily through payroll deductions, based on their current investment allocation elections. Participants may not have more than one loan outstanding at any one time and the balance of outstanding loans for any one individual cannot exceed $50,000 or 50% of their vested account balance. Loans are secured by the vested portion of a participant’s account balance. Upon a participant’s termination of employment, the balance of any outstanding loan must be repaid within 90 days or the unpaid loan balance will be deemed a distribution. The interest rate was 5.25% for all loans outstanding at December 31, 2012, with loans maturing at various dates through 2026.

(h)	Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(i)	Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and to pay expenses of the Plan. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $219,145 and $166,748, respectively. During 2012 and 2011, $92,300 and $50,150, respectively, were used to pay plan administrative expenses. During 2012 and 2011, forfeitures were used to reduce employer contributions by $33,010 and $426,873, respectively.

(j)	Interest and Penalties

If any interest and penalties are incurred by the Plan, they are required to be paid by the Plan Sponsor.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been presented on an accrual basis and present the net assets available for plan benefits as of December 31, 2012 and 2011 and changes in those net assets for the years then ended.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	New Accounting Standards

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification 820 to converge the fair value measurement guidance in accounting principles generally accepted in the U.S. (“GAAP’) and International Financial Reporting Standards (“IFRS”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan adopted the new guidance for the disclosures as required effective January 1, 2012. The adoption of the new guidance did not have a material impact on the Plan’s financial statements.

(c)	Investment Valuation and Income Recognition

All investments are measured at fair value, with the exception of fully benefit-responsive investment contracts. Refer to Note 4 - “Fair Value Measurements” for further details related to the Plan’s valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes plan gains and losses on investments bought and sold, as well as held during the year.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities, in the Statements of Net Assets Available for Plan Benefits and the additions and deductions in the Statements of Changes in Net Assets Available for Plan Benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor, except for certain investment management fees which are netted against investment returns.

(g)	Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, commingled funds, and a collective trust. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the fair value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)	Concentration of Credit Risk

Investment in the common stock of the Company comprised approximately 10% and 11% of the Plan’s investments as of December 31, 2012 and 2011, respectively

(i)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)	Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

Description	2012	2011
Putnam Stable Value Fund	$50,472,093	50,420,204
Harman International Industries, Incorporated common stock	23,415,548	23,264,618
Mainstay Large Cap Growth Fund	19,872,844	18,136,657
Pimco Total Return Fund	15,454,323	10,854,641
American Europacific Growth Fund	14,479,351	13,343,017
Lord Abbett Small Cap Value Fund*	10,382,491	11,311,337
All other investments less than 5 percent	97,014,244	78,900,949

	$231,090,894	206,231,423

*	Less than 5 percent in 2011, included for comparative purposes.

During the years ended December 31, 2012 and 2011, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$12,021,696	(4,523,728)
Common stock	5,461,589	(4,095,203)
Commingled funds	4,183,545	(745,812)
Collective trust	27	—

Net appreciation (depreciation) in fair value of investments	$21,666,857	(9,364,743)

(4)	Fair Value Measurements

Accounting guidance for fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly though market corroboration, for substantially the full term of the financial instruments, which include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions in measuring the asset or liability at fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2012 or 2011.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

(a)	Money Market Funds, Mutual Funds, and Equity Securities

The fair value of money market funds, mutual funds, and the Company’s common stock is determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

(b)	Commingled Funds

The fair value of commingled funds is valued at the net asset value (“NAV”) of the units provided by the fund issuer. NAV for these funds represents the quoted price in a nonactive market, and as such, these investments are classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

(c)	Collective Trust

The Putnam Stable Value Fund (the “Putnam Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GIC“s) issued by insurance companies and other financial institutions, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds (collectively, “Investment Contracts”). The Putnam Stable Value Fund may also invest in high-quality money market instruments or other similar short-term investments.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts. All wrapper contracts provide for a minimum interest crediting rate of zero. In the event that the interest crediting rate should fall to zero, and withdrawals from the contracts occur that exhaust the market value of the underlying portfolio that is being wrapped, the wrapper issuers will pay the Plan the shortfall needed in order to maintain the interest crediting rate of zero.

The Putnam Stable Value Fund is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The collective trust has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value. These investments are classified within Level 2 of the valuation hierarchy.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately 2% for the year ended December 31, 2012 and approximately 3% for the year ended December 31, 2011.

Investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional GICs issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow risk protection to the Plan. These investment contracts are measured at fair value. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GIC’s fair value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals, and administrative expenses. The statement of net assets available for plan benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Summary of Investments

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012:

	December 31, 2012
Description	Total	Level 1	Level 2	Level 3
Money market fund	$227,616	227,616	—	—
Mutual funds:
Growth funds	51,863,584	51,863,584	—	—
Blend funds	28,096,276	28,096,276	—	—
Value funds	20,545,511	20,545,511	—	—
Intermediate-term bond funds	18,869,544	18,869,544	—	—
Harman International Industries, Incorporated common stock	23,415,548	23,415,548	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	37,600,722	—	37,600,722	—
Collective trust (1)	50,472,093	—	50,472,093	—

Total	$231,090,894	143,018,079	88,072,815	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $48,959,046 as of December 31, 2012.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2012.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2011:

	December 31, 2011
Description	Total	Level 1	Level 2	Level 3
Money market fund	$175,121	175,121	—	—
Mutual funds:
Growth funds	43,290,936	43,290,936	—	—
Blend funds	26,535,316	26,535,316	—	—
Value funds	18,897,865	18,897,865	—	—
Intermediate-term bond funds	13,517,968	13,517,968	—	—
Harman International Industries, Incorporated common stock	23,264,618	23,264,618	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	30,129,395	—	30,129,395	—
Collective trust (1)	50,420,204	—	50,420,204	—

Total	$206,231,423	125,681,824	80,549,599	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $48,756,498 as of December 31, 2011.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2011.

(5)	Plan Merger

Effective February 24, 2012, the MWM Acoustics, LLC Profit Sharing Plan (the “MWM Plan”) was merged with the Plan. This merger became effective February 24, 2012. The MWM Plan was a defined contribution savings plan, which provided for pretax contributions by employees of MWM Acoustics, LLC, which was acquired by the Plan Sponsor on July 22, 2011. On February 24, 2012, the assets of the MWM Plan, totaling $2,069,786, were liquidated and transferred into the Plan.

(6)	Related Party Transactions

Certain plan investments are shares of mutual funds managed by Mercer Trust Company and shares of common stock of the Company. Mercer Trust Company is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer profit-sharing and matching contributions.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 18, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Under GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a tax asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(9)	Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2012 and 2011, is presented below:

	2012	2011
Net assets available for plan benefits reported in the financial statements	$234,714,113	208,447,058
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,513,047	1,663,706

Net assets available for plan benefits reported on Form 5500	$236,227,160	210,110,764

Reconciliation of total investment income (loss) reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2012 and 2011, is presented below:

	2012	2011
Total investment income (loss) reported in the financial statements	$26,595,930	(5,367,833)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,513,047	1,663,706
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,663,706)	(2,630,256)

Total investment income (loss) reported on Form 5500	$26,445,271	(6,334,383)

(10)	Nonexempt Prohibited Transactions

For the years ended December 31, 2012 and 2011, the Company identified employee contributions totaling $69,539 and $4,446,404, respectively, that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions, along with full restorative earnings of $37 and $2,345 to the participants for the plan years ended December 31, 2012 and 2011, respectively.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue, borrower, lessor or similar party	Description of Investment	Units	Current Value
Putnam Management Company, Inc.	Cash	—	$1,477,759
Putnam Management Company, Inc.	Putnam Money Market Fund	227,616 shares	227,616
	Mutual Funds:
	Prudential Jennison Mid-Cap Growth Fund	75,242 shares	2,439,355
	Invesco Small Cap Growth Fund	329,770 shares	9,893,097
	American Europacific Growth Fund	352,039 shares	14,479,351
	Invesco International Growth Fund Institutional	329,770 shares	798,306
	Harbor International Fund	352,039 shares	1,224,508
	Lord Abbett Small Cap Value	27,321 shares	10,382,491
	Neuberger Berman Mid Cap Growth Fund	19,712 shares	1,487,633
	Loomis Sayles Value Fund Y Class	322,738 shares	11,742,918
	Vanguard Total Bond Market Index Fund	127,694 shares	3,415,221
	Perkins Mid Cap Value Fund Class J	559,720 shares	751,694
	Mainstay large Cap Growth Fund	307,955 shares	19,872,844
	Pimco Total Return Fund	35,225 shares	15,454,323
	T. Rowe Price Blue Chip Growth Fund	2,490,331 shares	8,299,050
	Vanguard Windsor II Fund Admiral Shares	1,374,940 shares	5,745,779
	Victory Small Company Opportunity Fund	181,877 shares	603,981
	Artisan Mid Cap Value Fund Investor Class	110,220 shares	1,701,139
	Vanguard Institutional Index Fund	18,630 shares	8,663,345
	Invesco Van Kampen Small Cap Growth Fund Class Y	81,825 shares	409,954
	Vanguard Extended Market Index Fund Investor	43,818 shares	2,009,926

	Subtotal Mutual Funds		119,374,915
	Commingled Funds:
	Pyramis Core Lifestyle 2030 Commingled Pool	689,784 shares	7,132,370
	Pyramis Core Lifestyle 2035 Commingled Pool	727,476 shares	7,493,003
	Pyramis Core Lifestyle 2040 Commingled Pool	433,014 shares	4,382,104
	Pyramis Core Lifestyle 2045 Commingled Pool	231,912 shares	2,351,583
	Pyramis Core Lifestyle 2050 Commingled Pool	139,076 shares	1,386,587
	Pyramis Core Lifestyle 2000 Commingled Pool	5,104 shares	56,652
	Pyramis Core Lifestyle 2005 Commingled Pool	10,049 shares	112,544
	Pyramis Core Lifestyle 2010 Commingled Pool	59,194 shares	681,321
	Pyramis Core Lifestyle 2015 Commingled Pool	157,198 shares	1,781,055
	Pyramis Core Lifestyle 2020 Commingled Pool	524,475 shares	5,706,284
	Pyramis Core Lifestyle 2025 Commingled Pool	599,009 shares	6,517,219
	Pyramis Core Lifestyle 2030 Commingled Pool	689,784 shares	7,132,370

	Subtotal Commingled Funds		37,600,722
	Collective Trust
Putnam Management Company, Inc.	Putnam Management Company, Inc.	8,959,046 shares	50,472,093
Harman International Industries Inc.	Common Stock	524,542 shares	23,415,548
	Participant Loans:
	628 Participant Loans, interest rate of 5.25% and maturities through May 2026		3,153,397

Total investments			234,244,291

Total assets held at end of year			235,722,050

Schedule 2

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2012

	Total that constitute nonexempt prohibited transactions
Participant contributions transferred late to plan: check if loans are included ☑	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$69,539	—	69,539	—	—

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 25, 2013	By:	/S/ LORI LAMPMAN
Lori Lampman Vice President, Corporate Human Resources and Global Rewards